As filed with the Securities and Exchange Commission on March 31, 2000
                                                    Registration No. 333-_______
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    _______

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                    _______

                             PLAINS RESOURCES INC.
            (Exact name of registrant as specified in its charter)

              Delaware                                  13-2898764
    State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)


                             500 Dallas, Suite 700
                             Houston, Texas 77002
                                (713) 654-1414
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                _______________

                             Michael R. Patterson
                      Vice President and General Counsel
                             Plains Resources Inc.
                             500 Dallas, Suite 700
                             Houston, Texas 77002
                                (713) 654-1414
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                _______________

                                   Copy To:
                                John A. Watson
                          Fulbright & Jaworski L.L.P.
                           1301 Mckinney, Suite 5100
                           Houston, Texas 77010-3095
                                (713) 651-5151

                                _______________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statements for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under The Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                Calculation of Registration Fee
===========================================================================================================================
                                                                                     Proposed Maximum        Amount Of
       Title of Each Class of               Amount to be      Proposed Maximum       Aggregate Offering   registration Fee
     Securities to be Registered             Registered       Offering price per          Unit (1)           Price (1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share    5,469,776 shares         $13.00               $71,107,088           $18,773
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee and based upon the average of the high and low per shares sales prices of Common Stock as reported by the American Stock Exchange on March 29, 2000, which was $13.00.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                  Subject to Completion, Dated March 31, 2000

PROSPECTUS

                           [LOGO OF PLAINS RESOURCES]

                                 Common Stock


                               5,469,776 Shares

                             ____________________

     This prospectus relates to the offer and sale of up to 5,469,776 shares of Plains Resources Inc. common stock by some of our stockholders. These shares of common stock are not currently outstanding, but may be issued in the future upon conversion of our Series F preferred stock by the selling stockholders. We will not receive any proceeds from any of these sales.

     Our common stock is traded on the American Stock Exchange under the symbol "PLX." The closing price on March 29, 2000, as reflected on the American Stock Exchange, was $13.00 per share.

                             ____________________

 For information concerning certain risks relating to an investment in Plains
      Resources Inc. common stock see "Risk Factors" beginning on page 8.

                             ____________________


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                             ____________________



March 31, 2000

                               TABLE OF CONTENTS

ABOUT PLAINS RESOURCES INC..........................................   2

RISK FACTORS........................................................   8

SELLING STOCKHOLDERS................................................  11

PLAN OF DISTRIBUTION................................................  13

WHERE YOU CAN FIND MORE INFORMATION.................................  14

LEGAL MATTERS.......................................................  15

EXPERTS.............................................................  15

RESERVE ENGINEERS...................................................  15

                          ABOUT PLAINS RESOURCES INC.

                             What Is Our Business?

     We are an independent energy company that acquires, exploits, develops, explores and produces crude oil and natural gas. Through our majority ownership in Plains All American Pipeline, L.P. ("PAA"), we are also engaged in the midstream activities of marketing, transportation, terminalling and storage of crude oil. Our upstream crude oil and natural gas activities are focused in California in the Los Angeles Basin, the Arroyo Grande Field, and the Mt. Poso Field, offshore California in the Point Arguello Field, the Sunniland Trend of South Florida and the Illinois Basin in southern Illinois. Our midstream activities are concentrated in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico.

     One of our wholly owned subsidiaries, Plains All American Inc., is both the general partner and majority owner of PAA. Because it holds the general partner interest and owns approximately 18.2 million common and subordinated units, Plains All American Inc. holds an approximate 54% interest in PAA. For financial statement purposes, the assets, liabilities and earnings of PAA are included in our consolidated financial statements, with the public unitholders' interest reflected as a minority interest. The following chart sets forth the organization relationship of our upstream and midstream subsidiaries:



                    [PLAINS RESOURCES ORGANIZATIONAL CHART]

                       What Are Our Upstream Activities?

     Our upstream business strategy is to increase our proved reserves and cash flow by:

     . exploiting and producing crude oil and associated natural gas from our existing properties;
     .    acquiring additional underdeveloped crude oil properties; and
     .    exploring for significant new sources of reserves.

     We concentrate our acquisition and exploitation efforts on mature but underdeveloped crude oil producing properties that meet our targeted criteria. Generally, the properties that we consider acquiring and exploiting are owned by major integrated or large independent oil and natural gas companies and have produced significant volumes since initial discovery and also have significant estimated remaining reserves in place. Our management believes that it has developed a proven record in acquiring and exploiting underdeveloped crude oil properties where we can make substantial reserve additions and cash flow increases by implementing improved production practices and recovery techniques and by relatively low risk development drilling. An integral component of our exploitation effort is to increase unit operating margins, and therefore cash flow, by reducing unit production expenses and increasing wellhead price realizations.

     We seek to complement these efforts by committing a minor portion of our capital to pursue higher risk exploration opportunities that offer potentially higher rewards in areas synergistic to our acquisition and exploitation activities. As part of our business strategy, we periodically evaluate selling, and from time to time have sold, certain of our mature producing properties that we consider to be nonstrategic or fully valued. These sales enable us to focus on our core properties, maintain our financial flexibility, control our overhead and redeploy the sales proceeds to activities that have potentially higher financial returns. We are able to take advantage of the marketing expertise that PAA has developed through our marketing agreement with PAA under which PAA is the exclusive purchaser/marketer of all our equity crude oil production.

     During the five-year period ended December 31, 1999, we incurred aggregate acquisition, exploitation, development, and exploration costs of approximately $436.6 million, resulting in proved crude oil and natural gas reserve additions (including revisions of estimates but excluding production) of approximately
204.9 million BOE, or $2.13 per BOE, through implementation of this business strategy. We spent approximately 97% of this capital in acquisition, exploitation and development activities and we spent approximately 3% on our exploration activities.

     To manage our exposure to commodity price risk, our upstream business routinely hedges a portion of its crude oil production. For 2000, we have entered into various arrangements under which we will receive an average minimum NYMEX West Texas Intermediate ("WTI") crude oil price of approximately $16.00 per barrel on 18,500 barrels per day (equivalent to 79% of fourth quarter 1999 crude oil production levels). Approximately 10,000 barrels per day of the volumes that we have hedged in 2000 will participate in price increases above the $16.00 floor price, subject to a ceiling limitation of approximately $19.75 per barrel. For 2001, we have entered into arrangements under which we will receive an average minimum NYMEX WTI price of $18.75 per barrel on 3,000 barrels per day. The 2001 hedges participate in price increases and are not subject to a ceiling limitation. All of our NYMEX WTI crude oil prices are before quality and location differentials. Our management intends to continue to maintain hedging arrangements for a significant portion of our production. These contracts may expose us to the risk of financial loss in certain circumstances.

                      What Are Our Midstream Activities?

     We conduct our midstream activities through PAA, which was formed in 1998 to acquire and operate the business and assets of our wholly owned midstream subsidiaries. PAA engages in interstate and intrastate crude oil transportation, terminalling and storage, as well as crude oil gathering and marketing activities. In 1999, PAA grew through acquisitions and internal development to become one of the largest transporters, terminal operators, gatherers and marketers of crude oil in the United States. PAA currently transports, terminals, gathers and markets an aggregate of approximately 650,000 barrels of crude oil per day. Its operations are concentrated in California, Texas, Oklahoma, Louisiana and the Gulf of Mexico.

     Our midstream business strategy is to capitalize on the regional crude oil supply and demand imbalances that exist in the continental United States by combining the strategic location and unique capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow for PAA's unitholders. We intend to execute our midstream business strategy by:

     . increasing and optimizing the amount of crude oil we transport on our various pipeline and gathering assets;
     . realizing cost efficiencies through operational improvements and potential strategic alliances;
     . utilizing our Cushing Terminal and other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials; and
     . pursuing strategic and accretive acquisitions of crude oil pipeline assets, gathering systems and terminalling and storage facilities that complement our existing asset base and distribution capabilities.

     Our midstream operations can be categorized into two primary business activities:

     Crude Oil Pipeline Transportation.

     Our activities from pipeline operations generally consist of transporting third-party volumes of crude oil for a tariff, as well as merchant activities designed to capture location and quality price differentials. We own and operate several pipeline systems including:

     . a segment of the All American Pipeline that extends approximately 140 miles from Las Flores, California to Emidio, California. In March 2000, we sold the 1,089 mile segment of the All American Pipeline that extends from Emidio, California to McCamey, Texas;
     .    the San Joaquin Valley Gathering System in California;
     . the West Texas Gathering System, the Spraberry Pipeline System, and the East Texas Pipeline System, which are all located in Texas;
     .    the Sabine Pass Pipeline System in southwest Louisiana and southeast
          Texas;
     . the Ferriday Pipeline System in eastern Louisiana and western Mississippi; and
     .    the Illinois Basin Pipeline System in southern Illinois.

     Terminalling and Storage Activities and Gathering and Marketing Activities.

     We own and operate a state-of-the-art, 3.1 million barrel, above-ground crude oil terminalling and storage facility at Cushing, Oklahoma, the largest crude oil trading hub in the United States and the designated delivery point for NYMEX crude oil futures contracts. We also have an additional 6.6 million barrels of terminalling and storage capacity in our other facilities, including tankage associated with our pipeline and gathering systems. Our terminalling and storage operations generate revenue through a combination of storage and throughput fees. Our storage facilities also complement our merchant activities.

     We own or lease approximately 280 trucks, 325 tractor-trailers and 290 injection stations, which we use in our gathering and marketing activities. Our gathering and marketing operations include:

     . the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities;
     .    the transportation of crude oil on trucks, barges or pipelines; and

     . the subsequent resale or exchange of crude oil at various points along the crude oil distribution chain.

     All American Pipeline Linefill Sale and Asset Disposition

     We initiated the sale of approximately 5.2 million barrels of crude oil linefill from the All American Pipeline in November 1999. This sale was substantially completed in February 2000. The linefill was located in the segment of the All American Pipeline that extends from Emidio, California, to McCamey, Texas. Except for minor third party volumes, one of our subsidiaries has been the sole shipper on this segment of the pipeline since its predecessor acquired the line from the Goodyear Tire & Rubber Company in July 1998. Proceeds from the sale of the linefill were approximately $100 million, net of associated costs, and were used for working capital purposes. We estimate that we will recognize a total gain of approximately $44.0 million in connection with the sale of linefill. As of December 31, 1999, we had delivered approximately 1.8 million barrels of linefill and recognized a gain of $16.5 million.

     On March 24, 2000, we completed the sale of the above referenced segment of the All American Pipeline to a unit of El Paso Energy Corporation for total proceeds of $129.0 million. The proceeds from the sale were used to reduce outstanding debt. Our net proceeds are expected to be approximately $124.0 million, net of associated transaction costs and estimated costs to remove certain equipment. We estimate that we will recognize a gain of approximately $20.0 million in connection with the sale. During 1999, we reported gross margin of approximately $5.0 million from volumes transported on the segment of the line that was sold.

We Recently Experienced a Large Unauthorized Crude Oil Trading Loss

     In November 1999, we discovered that a former employee of PAA had engaged in unauthorized trading activity, resulting in losses of approximately $162.0 million ($174.0 million, including estimated associated costs and legal expenses). A full investigation into the unauthorized trading activities by outside legal counsel and independent accountants and consultants determined that the vast majority of the losses occurred from March through November 1999, and the impact warranted a restatement of previously reported financial information for 1999 and 1998. Because the financial statements of PAA are consolidated with our financial statements, adverse effects on the financial statements of PAA directly affect our consolidated financial statements. As a result, we have restated our previously reported 1999 and 1998 results to reflect the losses incurred from these unauthorized trading activities.

     Normally, as PAA purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third-party users or by entering into a future delivery obligation with respect to futures contracts. The employee in question violated PAA's policy of maintaining a position that is substantially balanced between crude oil purchases and sales or future delivery obligations. The unauthorized trading and associated losses resulted in a default of certain covenants under PAA's credit facilities and significant short-term cash and letter of credit requirements.

     Although one of our wholly-owned subsidiaries is the general partner of and owns 54% of PAA, the trading losses do not affect the operations or assets of our upstream business. The debt of PAA is nonrecourse to us. In addition, our indirect ownership in PAA does not collateralize any of our credit facilities. Our $225.0 million credit facility is collateralized by our oil and natural gas properties.

     In December 1999, PAA executed amended credit facilities and obtained default waivers from all of its lenders. The amended credit facilities:

     . waived defaults under covenants contained in the existing credit facilities;
     . increased availability under PAA's letter of credit and borrowing facility from $175.0 million in November 1999 to $295.0 million in December 1999, $315.0 million in January 2000, and thereafter decreasing to $239.0 million in February through April 2000, to $225.0 million in May and June 2000 and to $200.0 million in July 2000 through July 2001;

     . required the lenders' consent prior to the payment of distributions to unitholders;
     . prohibited contango inventory transactions subsequent to January 20, 2000; and
     .    increased interest rates and fees under certain of the facilities.

     PAA paid approximately $13.7 million to its lenders in connection with the amended credit facilities. This amount was capitalized as debt issue costs and will be amortized over the remaining term of the amended facilities. In connection with the amendments, we loaned approximately $114.0 million to PAA. This subordinated debt is due not later than November 30, 2005. We financed the $114.0 million that we loaned PAA with:

     . the issuance of a new series of our 10% convertible preferred stock for proceeds of $50.0 million;
     . cash distributions of approximately $9.0 million made in November 1999 to PAA's general partner; and
     .    $55.0 million of borrowings under our revolving credit facility.

     In the period immediately following the disclosure of the unauthorized trading losses, a significant number of PAA's suppliers and trading partners reduced or eliminated the open credit previously extended to PAA. Consequently, the amount of letters of credit PAA needed to support the level of its crude oil purchases then in effect increased significantly. In addition, PAA's cost of obtaining letters of credit increased under the amended credit facility. In many instances PAA arranged for letters of credit to secure its obligations to purchase crude oil from its customers, which increased its letter of credit costs and decreased its unit margins. In other instances, primarily involving lower margin wellhead and bulk purchases, certain of PAA's purchase contracts were terminated. As a result of these changes, aggregate volumes purchased are expected to decrease by 150,000 barrels per day, consisting primarily of lower unit margin purchases. Approximately 50,000 barrels per day of the decrease is related to barrels gathered at producer lease locations and 100,000 barrels per day is attributable to bulk purchases. As a result of the increase in letter of credit costs and reduced volumes, annual EBITDA is expected to be adversely affected by approximately $5.0 million, excluding the positive impact of current favorable market conditions. EBITDA means earnings before interest expense, income taxes, depreciation, depletion and amortization.

     We have taken appropriate and aggressive steps within our organization to enhance our processes and procedures to prevent future unauthorized trading. One of such steps includes the creation of a new professional risk management position. This risk manager has direct responsibility and authority for our trading controls and procedures and other aspects of corporate risk management. However, we can give no assurance that such steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

     Texas Securities Litigation.

     On November 29, 1999, a class action lawsuit was filed in the United States District Court for the Southern District of Texas entitled Di Giacomo v. Plains All American Pipeline, L.P., et al. The suit alleged that Plains All American Pipeline, L.P. and certain of the general partner's officers and directors violated federal securities laws, primarily in connection with unauthorized trading by a former employee. An additional nineteen cases were filed in the Southern District of Texas, some of which name the general partner and us as additional defendants. Plaintiffs allege that the defendants are liable for securities fraud violations under Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934 and for making false registration statements under Sections 11 and 15 of the Securities Act of 1933. The court has consolidated all subsequently filed cases under the first filed action described above. Two unopposed motions are currently pending to appoint lead plaintiffs. These motions ask the court to appoint two distinct lead plaintiffs to represent two different plaintiff classes: (1) purchasers of our common stock and options and
(2) purchasers of PAA's common units. Once lead plaintiffs have been appointed, the plaintiffs will file their consolidated amended complaints. No answer or responsive pleading is due until thirty days after a consolidated amended complaint is filed.

     Delaware Derivative Litigation.

     On December 3, 1999, two derivative lawsuits were filed in the Delaware Chancery Court, New Castle County, entitled Susser v. Plains All American Inc., et al and Senderowitz v. Plains All American Inc., et al. These suits, and three others which were filed in Delaware subsequently, named the general partner, its directors and certain of its officers as defendants, and allege that the defendants breached the fiduciary duties that they owed to Plains All American Pipeline, L.P. and its unitholders by failing to monitor properly the activities of its employees. The derivative complaints allege, among other things, that Plains All American Pipeline, L.P. has been harmed due to the negligence or breach of loyalty of the officers and directors that are named in the lawsuits. These cases are currently in the process of being consolidated. No answer or responsive pleading is due until these cases have been consolidated and a consolidated complaint has been filed.

     We intend to vigorously defend the claims made in the Texas securities litigation and the Delaware derivative litigation. However, there can be no assurance that we will be successful in our defense or that these lawsuits will not have a material adverse effect on our financial position or results of operation.

     We, in the ordinary course of business, are a claimant and/or a defendant in various other legal proceedings in which our exposure, individually and in the aggregate, is not considered material.

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This prospectus and the documents we have incorporated by reference into this prospectus include "forward-looking statements" within the meaning of various provisions of the Securities Act and the Exchange Act. All statements, other than statements of historical facts, included in this prospectus and the documents we have incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as estimated future net revenues from oil and natural gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. We base these statements on assumptions and analyses that we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate. But whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this prospectus, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by us, competitive actions by other oil and natural gas companies, changes in laws or regulations and other factors, many of which we do not control. Consequently, we qualify all of the forward-looking statements that we make in this prospectus and the documents that we have incorporated by reference into this prospectus by these cautionary statements, we cannot assure you that the results or developments that we anticipate will occur will be realized or, even if substantially realized, will impact and affect us or our business or operations as we expect that they will.

     We were incorporated under the laws of the State of Delaware in 1976. Our executive offices are located at 500 Dallas, Suite 700, Houston, Texas 77002, and our telephone number is (713) 654-1414.

                                 RISK FACTORS

     You should carefully consider the following risk factors, together with other information contained or incorporated by reference in this prospectus, in evaluating whether to invest in our shares.

Risks Inherent In Our Operations.

     Market Conditions And The Volatility Of Oil And Natural Gas Prices May Materially Affect Our Revenues.

     The revenues that our operations generate highly depend on the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The prices that we receive for our oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors that we do not control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we are not currently experiencing any significant involuntary curtailment of our natural-gas production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural-gas production.

     Revenues From Our Midstream Segment May Experience Financial Losses From Price Changes.

     Any event that disrupts our anticipated physical supplies of crude oil may expose us to risk of loss resulting from price changes. Generally, it is our policy that as PAA purchases crude oil, it establishes a margin by selling crude oil for physical delivery to third-party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX. Through these transactions, we seek to maintain a position that is substantially balanced between crude-oil purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. As discussed more fully above, we discovered in November 1999 that this policy was violated by one of our former employees, which resulted in a loss of approximately $162 million ($174 million, including estimated associated costs and legal expenses). We have taken steps within our organization to enhance our processes and procedures to prevent future unauthorized trading. However, we can give no assurance that such steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved. Also, our price risk management strategies cannot eliminate all price risks. For example, if we inaccurately forecast the shut-in of production or other supply interruptions as the result of depressed oil prices, mechanical interruptions, abrupt production declines or apportionment of pipeline space on common-carrier pipelines, we may be unable to meet our supply commitments with the barrels purchased at the wellhead. We would be forced to make purchases elsewhere to meet our commitments, and if prices change adversely, our margins also may be adversely affected. Moreover, we will be exposed to some risks that are not hedged, including certain basis risks, such as the risk that price differentials between delivery points, delivery periods or types of crude oil will change and price risks on certain portions of our inventory. For accounting purposes, we may record losses on a portion of the unhedged inventory due to market-price declines, although such losses would have no impact on our cash flow as long as we are not forced to liquidate such inventory.

     Operating Hazards And Uninsured Risks May Have A Material Adverse Affect On Our Financial Position.

     Our operations are subject to all of the risks normally incident to the exploration for and the production of crude oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of crude oil and natural gas wells, production facilities or other property, or injury to persons. The relatively deep drilling conducted by us from time to time involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. Our operations in California, including transportation of crude oil by pipelines within the city of Los Angeles, are especially susceptible to damage from earthquakes and involve increased risks of personal injury, property damage and marketing interruptions because of the population density of the area. Although we maintain insurance coverage considered to be customary in the industry, we are not fully insured against certain of these risks, including, in certain instances, earthquake risk in California, either because such insurance is not available or because of high premium costs. The occurrence of a significant event that is not fully insured against could have a material adverse effect on our financial position.

     A pipeline may experience damage as a result of an accident or other natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damages and suspension of operations. We maintain insurance of various types that we consider to be adequate to cover our operations and properties. The insurance covers all of our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating pipelines, including the potential loss of significant revenues. Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences.

     The occurrence of a significant event not fully insured or indemnified against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. We believe that we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

     Certain Business Risks Of Our Upstream Segment May Affect Our Financial Position.

     We must continually acquire, explore for, develop or exploit new oil and natural-gas reserves to replace those produced or sold. Without successful drilling, acquisition or exploitation operations, our oil and natural-gas reserves and revenues will decline. Drilling activities are subject to numerous risks, including the risk that we will not obtain any commercially viable oil or natural-gas production. Whether we decide to purchase, explore, exploit or develop an interest or property will depend in part on the evaluation of data obtained through geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. We may have to curtail, delay or cancel drilling if a number of events occur, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices or limitations in the market for products. The availability of a ready market for our oil and natural-gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. Natural-gas wells may be shut in for lack of a market or due to inadequacy or unavailability of natural-gas pipeline or gathering-system capacity.

     Our Midstream Segment Has Certain Business Risks.

     Our midstream operations depend on demand for crude oil by refiners in the Midwest and on the Gulf Coast. Any decrease in this demand could adversely affect our business. Demand also depends on the ability and willingness of shippers having access to our transportation assets to satisfy their demand by deliveries through those assets. Any decrease in this demand could adversely affect our business. Demand for crude oil depends on the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand.

     How much profit our gathering and marketing activities generate depends primarily on the volumes of crude oil that we purchase and gather. To maintain the volumes of crude oil that we purchase, we must continue to contract for new supplies of crude oil to offset those volumes lost from natural declines in crude-oil production caused by depleting wells or volumes lost to competitors. We encounter particular difficulty in replacing lost volumes of crude oil when crude-oil production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude-oil purchasers, such as delays in receiving proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

     Sustained low crude-oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. To the extent that low crude-oil prices result in lower volumes of crude oil available for purchase at the wellhead, we may experience lower margins in our midstream segment as competition for available crude oil intensifies. In addition, a sustained depression in crude-oil prices could result in the bankruptcy of some producers. Although bankruptcy proceedings are not likely to terminate production from oil wells, they may disrupt purchasing arrangements and have other adverse consequences. Alternatively, sustained high crude-oil prices can limit the volume of crude oil that we purchase if sufficient credit support for our activities is unavailable.

     Uncertainties In Estimating Reserves And Future Net Cash Flows May Affect The Value Of Our Oil And Gas Properties.

     There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors that we do not control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based on the same available data. Therefore, the present value of proved reserves set forth or incorporated by reference in this prospectus only represents estimates and should not be construed as the current market value of the estimated oil and natural-gas reserves attributable to our properties. In this regard, the information set forth or incorporated by reference in this prospectus includes revisions of certain reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any downward revisions could adversely affect our financial condition, borrowing base under the Revolving Credit Facility, future prospects and market value of our securities.

     Our Midstream Transportation Business Depends On California Crude Oil Supplies.

     A significant portion of the gross margin of PAA is derived from the Santa Ynez and Point Arguello fields located offshore California. For the year ended December 31, 1999, gross revenues less fuel and power expenses were $30.6 million from Santa Ynez and $10.6 million from Point Arguello. PAA has entered into contracts with the producers of most of the production from these fields under which they have agreed to ship all of their production from these fields on the All American Pipeline through August 2007. But they are not obligated to produce or ship any minimum volumes. Volumes received from the Santa Ynez and Point Arguello fields have declined from 92,000 and 60,000 average daily barrels, respectively, in 1995 to 59,000 and 20,000 average daily barrels, respectively, for the year ended December 31, 1999. We expect that there will continue to be natural production declines from each of these fields. In addition, if production is disrupted in these fields because of production problems, transportation problems or other reasons, then it would have a material adverse effect on our midstream business.

     We Hedge Some Of Our Crude Oil Production.

     To manage our exposure to commodity price risk, we routinely enter into hedging arrangements under which we hedge a portion of our crude-oil production. See "About Plains Resources, Inc.--What Are Our Upstream Activities?" These hedging arrangements provide us some protection if crude-oil prices decline below the prices at which these hedging arrangements are set. But these hedging arrangements also expose us to the risk that we will receive lower prices for our hedged production than we could otherwise realize if crude-oil prices rise above the prices at which these hedging arrangements are set.

     We Are Subject To Particular Government Regulations.

     Our business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. Our business is also subject to extensive and changing environmental and safety laws and regulations that govern the plugging and abandonment of oil wells, the discharge of materials into the environment and other activities relating to environmental protections. Certain of our properties are located in environmentally sensitive areas that require special permits to drill.

     Costs and liabilities could arise under increasingly strict environmental and safety laws, including regulations and enforcement policies, or claims for damages to property or persons resulting from our operations. If we cannot recover such resulting costs through insurance or increased revenues, then our results from operations could be adversely affected. The production, transportation and storage of crude oil results in a risk that crude oil and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural-resources damages to government agencies, personal injury or property damages to private parties and significant business interruption.

     We Are In A Competitive Industry.

     The oil-and-natural-gas industry is highly competitive. We compete to acquire, explore, exploit and develop oil and natural-gas properties, to purchase and market oil and obtain crude-oil storage and terminalling business, and to obtain sufficient capital to finance these activities. Our competitors include companies that have greater financial and personnel resources than we do. Our ability to acquire additional properties and to discover reserves in the future depends on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

     PAA competes with foreign oil imports and other pipelines that serve the California market and the refining centers in the Midwest and on the Gulf Coast. It also encounters intense competition in its terminalling and storage activities and gathering and marketing activities.


                             SELLING STOCKHOLDERS

     The selling stockholders are the holders of our Series F preferred stock. The selling stockholders include transferees, donees, pledgees or other successors selling shares received from a selling stockholder named below after the date of this prospectus. The selling stockholders bought 50,000 shares of our Series F preferred stock in December 1999. The selling stockholders may acquire more shares of our Series F preferred stock if we choose to pay future dividends as additional shares of preferred stock.

     The selling stockholders may acquire the common stock offered by this prospectus if they convert their Series F preferred stock into common stock. As of March 27, 2000, they have the right to convert each share of the Series F preferred stock into 81.63 shares of our common stock. As of March 27, 2000, if the selling stockholders converted all of their preferred stock into common stock, they would own approximately 4,081,633 shares of our common stock which represents 18.5% of our common stock currently outstanding. Any additional shares of Series F preferred stock that they receive as dividends may also be converted into common stock.

     The selling stockholders may also acquire the common stock offered by this prospectus if we exchange shares of our common stock for the Series F preferred stock. We have the right to exchange shares of our common stock for the Series F preferred stock in certain circumstances.

     We have the option to redeem the preferred stock after December 15, 2003. The redemption price is initially 110% of the stated value of $1,000 per share. That percentage declines over time. On December 15, 2007 we must redeem each outstanding share of Series F preferred stock for $1,000 per share.

     The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder as of March 27, 2000, and the number of shares of common stock that may be offered by each selling stockholder pursuant to this prospectus. For purposes of estimating the number of shares of common stock to be offered in this prospectus, we have assumed that the selling stockholders could receive stock dividends after March 27, 2000, of up to 17,005 shares of Series F preferred stock, which, as of March 27, 2000, would be convertible into 1,388,164 shares of common stock. But since we cannot predict whether any stock dividends of Series F preferred stock will be distributed in the future, we cannot predict the number of shares of common stock that will be beneficially owned by each selling stockholder from time to time during the offering under this prospectus. Any of the shares listed below may be offered for sale by a selling stockholder from time to time and therefore we cannot estimate the number of shares that will be beneficially owned by each selling stockholder upon termination of this offering. The table also sets forth information regarding any position, office or any other material relationship that any selling stockholder had with us within the past three years.

                                                                             Percentage Of
                                                       Number of Shares of   Common Stock    Shares To Be
                                                        Common Stock held    held by each      Offered       Office, Position or
                                                         By each Selling        selling    Pursuant To This   Relationship With
                                                           Stockholder        Stockholder     Prospectus       Plains Resources
==============================================================================================================================
EnCap Energy Capital Fund III , L.P....................   1,568,853            8.0           1,092,048            (1)
EnCap Energy Capital Fund III-B, L.P...................   1,186,496            6.2             825,918            (1)
BOCP Energy Partners, L.P..............................     383,873            2.1             267,210            (1)
Energy Capital Investment Company PLC..................     553,980            3.0             385,619            (1)
Kayne Anderson Energy Fund, L.P........................   1,785,500            9.1             546,978            (2)
Kayne Anderson Diversified Capital Partners, L.P.......     952,978            5.3             109,396            (2)
Kayne Anderson Non-Traditional Investments, L.P........     742,942            4.1             109,396            (2)
Arbco Associates, L.P..................................   1,282,064            6.9             382,885            (2)
Kayne Anderson Capital Partners, L.P...................     301,062            1.7              27,349            (2)
Kayne Anderson Offshore Limited........................     118,827            0.7              10,940            (2)
Kayne Anderson Capital Income Partners (Q.P.) L.P......      81,633            0.5             109,396            (2)
Hallco, Inc............................................     163,265            0.9             218,791
Buena Vista Four Associates............................      47,616            0.3              54,698
Michael Targoff Insurance Trust UAD 1/3/90.............      50,816            0.3              54,698
Michael B. Targoff.....................................     121,697            0.7              54,698
Newberg Family Trust DTD 12/18/90......................      81,633            0.5             109,396
EOS Partners, L.P......................................     255,165            1.4             218,791
Richard A. Kayne.......................................     200,110            1.1             213,321            (2)
John E. Anderson.......................................     244,898            1.4             328,183            (2)
Strome Offshore Limited................................     530,878            2.9             218,791            (3)
Strome Hedgecap Fund L.P...............................     292,634            1.6              92,986            (3)
Strome Hedgecap Limited................................      51,218            0.3              16,409            (3)
Thomas T. Hacking......................................      18,327            0.1              21,879

______________________

(1) These selling stockholders are affiliates of Encap Investments L.C. Collectively, such selling stockholders beneficially own 3,693,202 shares of common stock (which includes shares of common stock issuable upon conversion of our Series F preferred stock and our Series G preferred stock), which constitutes approximately 17.1 % of our common stock.
(2) These selling stockholders are affiliates or clients of Kayne Anderson Investment Management Inc. Robert V. Sinnott, a Vice President of Kayne Anderson, is also one of our directors. Collectively, such selling stockholders beneficially own 5,710,014 shares of common stock (which includes shares of common stock issuable upon conversion of our Series F preferred stock and our Series G preferred stock and the exercise of warrants), which constitutes approximately 29.7 % of our common stock.
(3) These selling stockholders are affiliates of Strome Susskind Investment Management L.P. Collectively, these selling stockholders beneficially own 874,730 shares of common stock (which includes shares of common stock issuable upon conversion of our Series F preferred stock and our Series G preferred stock), which constitutes approximately 4.8 % of our common stock.


                             PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholders pursuant to this prospectus or pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the-counter market, on the American Stock Exchange or otherwise at prices and on terms then prevailing or at prices related to the then-current market price (in each case as determined by the selling stockholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

     The shares may be sold by any one or more of the following methods:

     . a block trade (which may involve crosses) in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus;

     . exchange distributions and/or secondary distributions in accordance with the rules of the American Stock Exchange;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     .    privately negotiated transactions;

     .    through put or call options transactions; and

     .    through short sales.

     If applicable law requires, we will add a supplement to this prospectus to disclose the following information about any particular offering:

     .    the specific shares to be sold;

     .    the names of the selling stockholders;

     .    the purchase prices and public offering prices;

     . the names of any agent, dealer or underwriter making a sale of the shares; and

     .    any applicable commissions or discounts.

     The selling stockholders may sell shares directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

     The selling stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.

     Pursuant to the agreement relating to the purchase of our Series F preferred stock by the selling stockholders, we have agreed to indemnify each selling stockholder and any underwriter of the shares, as well as such underwriter's officers, partners and directors and each person controlling such underwriter, against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders have agreed to indemnify us and any underwriter of the shares, as well as such underwriter's officers, directors, and each person who controls such underwriter, against certain liabilities, including liabilities arising under the Securities Act of 1933.

     We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the Securities Exchange Commission or similar events.

     We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 0-9808) that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d)of the Securities Exchange Act of 1934:

     .    Annual Report on Form 10-K for the fiscal year ended December 31,
          1999; and

     . The description of Plains Resources Inc. common stock contained in our Form 8-A filed February 2, 1990

     You may obtain a free copy of these filings by writing or telephoning our Investor Relations Department at the following address:

                    500 Dallas Street, Suite 700
                    Houston, Texas 77002
                    Telephone (713) 654-1414.

     This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

     Michael R. Patterson, Esq., our general counsel, will issue an opinion to us about the legality of our common stock. Mr. Patterson beneficially owns 138,316 shares of our common stock.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Plains Resources Inc. for the year ended December 31, 1999 have been so incorporated in reliance on the report (which contains a statement relating to the Company's restatement as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               RESERVE ENGINEERS

     Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof for certain periods has been prepared by H. J. Gruy and Associates, Inc., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineers, and we have incorporated it by reference into this prospectus in reliance on the authority of those firms as experts in petroleum engineering.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following is a statement of estimated expenses that we incurred in connection with the common stock being registered hereby, other than underwriting discounts and commissions.

     Securities and Exchange Commission Registration Fee    $18,773
     American Stock Exchange Listing Fees                    17,500
     Legal Fees and Expenses                                 10,000
     Accounting Fees and Expenses                             2,000
     Miscellaneous                                            6,727
     Total                                                  $55,000
                                                            =======

Item 15. Indemnification of Directors and Officers

     Article Tenth of our Second Restated Certificate of Incorporation provides that we shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of fact that he, his testator or intestate, is or was one of our directors or officers or by reason of the fact that such director or officer, at our request, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of our Second Restated Certificate of Incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

     Additionally, Article VIII of our Bylaws provides for mandatory indemnification to at least the extent specifically allowed by Section 145 of the General Corporation Law of the State of Delaware (the "GCL"). The Bylaws generally follow the language of Section 145 of the GCL, but in addition specify that any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the Bylaws, notwithstanding any contrary determination denying indemnification made by our board of directors, by independent legal counsel, or by the stockholders, and notwithstanding the absence of any determination with respect to indemnification. The Bylaws also specify certain circumstances in which a finding is required that the person seeking indemnification acted in good faith, for purposes of determining whether indemnification is available. Under the Bylaws, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on our records or books of account or those of another enterprise, or on information supplied to him by our officers or those of another enterprise in the course of their duties, or on the advice of our legal counsel or that of another enterprise or on information or records given or reports made to us or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by us or another enterprise.

     Pursuant to Section 145 of the GCL, we generally have the power to indemnify our current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in our right, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to us unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. We also have the power to purchase and maintain insurance for such persons.

     The above discussion of our Second Restated Certificate of Incorporation and Bylaws, and Section 145 of the GCL is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statute.

     We have entered into employment agreements containing indemnification provisions with Mr. Greg L. Armstrong, our President and Chief Executive Officer, and Harry N. Pefanis, our Executive Vice President - Midstream. Pursuant to such agreements, we have agreed to indemnify and hold them harmless to the fullest extent permitted by law, from any loss, damage or liability incurred in the course of their employment. The amount paid by us is reducible by the amount of insurance paid to or on their behalf with respect to any event giving rise to indemnification. Their right to indemnification is to survive their death or termination of employment and the termination of their employment agreement. Our board of directors has also authorized an employment agreement with Mr. William C. Egg, Jr., our Executive Vice President and Chief Operating Officer -Upstream, which, as authorized, will have indemnification provisions substantially the same as Messrs. Armstrong's and Pefanis' agreements described above.

Item 16. Exhibits and Financial Statement Schedules

     (a)   Exhibits

           3.1 -- Second Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 19 95).

           3.2 -- Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

           3.3 -- Certificate of Designation, Preferences and Rights of Series F Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3(d) to the Company's Annual Report on Form 10-K filed on March 30, 2000).

           4.1 -- Specimen Common Stock Certificate (incorporated by reference to Exhibit 4 to the Company's Form S-1 Registration Statement (Reg. No. 33-33986)).

           4.2 -- Stock Purchase Agreement dated as of December 15,1999, by and among the Company and the Purchasers named therein for the issuance of Series F Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4(g) to the Company's Annual Report on Form 10-K filed on Marh 30,
                     2000).

           +5.1  --  Opinion of Michael R. Patterson, Esq.

           +23.1 --  Consent of Michael R. Patterson, Esq. (contained in
                     Exhibit 5).

           +23.2 --  Consent of PricewaterhouseCoopers LLP

           +23.3 --  Consent of Netherland, Sewell & Associates, Inc.

           +23.4 --  Consent of H.J. Gruy and Associates, Inc.

           +23.5 --  Consent of Ryder Scott Company, L.P.

           +24.1 -- Powers of Attorney (included at page II-4 of this Registration Statement as originally filed).
+  Filed herewith.

Item 17. Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in this prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraph (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, then the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Michael R. Patterson and Phillip D. Kramer, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post- effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 30th day of March, 2000.

                                PLAINS RESOURCES INC.



                               By: /s/ Greg L. Armstrong
                                   --------------------------------------
                                   Greg L. Armstrong, President and Chief
                                   Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on the 30th day of March, 2000.

          Signature                               Capacity
          ---------                               --------


      /s/ Greg L. Armstrong       President, Chief Executive Officer and
      ---------------------
        Greg L. Armstrong         Director (Principal Executive Officer)



      /s/ Jerry L. Dees                        Director
      -----------------
        Jerry L. Dee


      /s/ Tom H. Delimitros                    Director
      ---------------------
        Tom H. Delimitros

      /s/ Cynthia A. Feeback      Vice President - Accounting and Assistant
      ----------------------
        Cynthia A. Feeback        Treasurer (Principal Accounting Officer)



      /s/ William M. Hitchcock                  Director
      ------------------------
        William M. Hitchcock



      /s/ Phillip D. Kramer       Executive Vice President, Treasurer and Chief
      ---------------------
        Phillip D. Kramer         Financial Officer (Principal Financial
                                  Officer)

                                  Chairman of the Board and Director

      /s/ Dan M. Krausse                       Director
      ------------------
        Dan M. Krausse


      /s/ John H. Lollar                       Director
     -------------------
        John H. Lollar


      /s/ Robert V. Sinnott                    Director
      ---------------------
        Robert V. Sinnott


      /s/ J. Taft Symonds                      Director
      -------------------
        J. Taft Symonds

                               INDEX TO EXHIBITS

Exhibit
Number
------


3.1 -- Second Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

3.2 -- Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

3.3 -- Certificate of Designation, Preferences and Rights of Series F Cumulative Convertible Preferred Stock (incorporated by reference to
          Exhibit 3(d) to the Company's Annual Report on Form 10-K filed on March 30, 2000).

4.1   --  Specimen Common Stock Certificate (incorporated by reference to
          Exhibit 4 to the Company's Form S-1 Registration Statement (Reg. No. 33-33986)).

4.2 -- Stock Purchase Agreement dated as of December 15, 1999, by and among the Company and the Purchasers named therein for the issuance of Series F Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4(g) to the Company's Annual Report on Form 10-K filed on March 30, 2000).

+5.1  --  Opinion of Michael R. Patterson, Esq.

+23.1 --  Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).

+23.2 --  Consent of PricewaterhouseCoopers LLP

+23.3 --  Consent of Netherland, Sewell & Associates, Inc.

+23.4 --  Consent of H.J. Gruy and Associates, Inc.

+23.5 --  Consent of Ryder Scott Company, L.P.

+24.1 -- Powers of Attorney (included at page II-4 of this Registration Statement as originally filed).

+ Filed herewith.